DEUTSCHE BANK SECURITIES INC.

60 Wall Street, 4th Floor

New York, New York 10005

July 22, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement of Tangoe, Inc. on Form S-1 (File No. 333-166123)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as representatives of the several underwriters (the “Underwriters”) of the offering being made pursuant to the above-captioned Registration Statement, hereby join in the request of Tangoe, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern daylight saving time, on July 26, 2011, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act of 1933, please be advised that between July 14, 2011 and the date hereof, 1,620 copies of the preliminary prospectus dated July 14, 2011 were distributed to prospective underwriters, institutional investors and dealers.

We have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
STIFEL, NICOLAUS & COMPANY, INCORPORATED,
As Representatives of the Several Underwriters
By:	DEUTSCHE BANK SECURITIES INC.

	By:	/s/ John Reed
Name: John Reed
Title: Authorized Officer